UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           OMNIRELIANT HOLDINGS, INC.
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                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)

                                   68215T 10 4
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                                 (CUSIP Number)

                               Darrin Ocasio, Esq.
                       Sichenzia Ross Friedman Ference LLP
                     1065 Avenue of the Americas, 21st Floor
                               New York, NY, 10018
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                November 22, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                          Page 2

                                  SCHEDULE 13D

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CUSIP No. 68215T 10 4
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ZTZ Trust, Corp.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) |_|
            (b) |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS (See Instructions)

      OO
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)

      |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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    NUMBER OF     7     SOLE VOTING POWER

     SHARES             3,000,000
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

    OWNED BY
                  --------------------------------------------------------------
      EACH        9     SOLE DISPOSITIVE POWER

   REPORTING            3,000,000
                  --------------------------------------------------------------
     PERSON       10    SHARED DISPOSITIVE POWER

      WITH
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,000,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
      Instructions)

      |_|
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      21.7
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14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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                                                                          Page 3

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.00001 per share (the "Common Stock"), of OmniReliant Holdings, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4902 Eisenhower Blvd., Suite 185, Tampa, FL 33634..

Item 2. Identity and Background

(a) This statement is being filed by ZTZ Trust, Inc. (the "Reporting Person").

(b) The business address of the Reporting Person is c/o 4902 Eisenhower Blvd., Suite 185, Tampa, FL 33634.

(c) The Reporting Person's present occupation is Asset Management.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the State of Florida.

Item 3. Source and Amount of Funds or Other Considerations

      Pursuant to a Stock Exchange Agreement (the "Exchange Agreement") dated November 22, 2006 among the Issuer and the shareholders of OmniReliant Corporation, the Reporting Person acquired 3,000,000 shares of common stock of the Issuer in consideration for its 24% interest in OmniReliant Corporation.

      OmniReliant Corporation was formed in August of 2006 to engage in the creation, design, distribution, and sale of affordable luxury products. As a result of the Exchange Agreement, (i) OmniReliant Corporation became a wholly-owned subsidiary of the Issuer and (ii) the Issuer succeeded to the business of OmniReliant Corporation as its sole business. As a result of the foregoing transactions, the Issuer changed its name from Willowtree Advisor, Inc. to OmniReliant Holdings, Inc.

      Sharon Lallouz, the President of the Reporting Person, is the spouse of Lucien Lallouz, the Chairman of the Board of Directors of the Issuer.

Item 4. Purpose of Transaction

      The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

      Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

      The Reporting Person currently owns 3,000,000 shares of common stock of the Issuer, which represents 21.7% of the Issuer's common stock based on 13,785,000 shares of common stock issued and outstanding. Sharon Lallouz has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

      Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

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                                                                          Page 4

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit
Number                                    Description
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1                 Stock Exchange Agreement by and among Willowtree Advisor,
                  Inc., and the Shareholders of OmniReliant Corporation (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 29, 2006)

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                                                                          Page 5

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2007


By: /s/ Sharon Lallouz Fixman
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Name:  Sharon Lallouz Fixman
Title: President